PRUDENTIAL INVESTMENT PORTFOLIOS 12
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

December 2, 2010

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:	Prudential US Real Estate Fund, a series of
Prudential Investment Portfolios 12
Post-Effective Amendment No. 19 to the Registration Statement
under the Securities Act of 1933 (No. 333-42705) and
Amendment No. 20 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-08565)

Mr. Larry Greene
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Dear Mr. Greene:

We filed through EDGAR on September 30, 2010 on behalf of Prudential Investment Portfolios 12
 (the “Registrant”) Post-Effective Amendment No.  19 to the Registration Statement under the Securities Act of 1933 and Amendment No.  20 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”).  The Amendment was filed under Rule 485(a)(2) of the Securities Act of 1933 solely for the purpose of adding a new second series to Registrant, the Prudential US Real Estate Fund (the “Fund”), with effectiveness designated as December 21, 2010.

This letter is intended to respond to the staff’s comments that you conveyed by telephone on November 8, 2010 on the Amendment.   For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below.  The responses will be included in Post-Effective Amendment No. 20 to Registrant’s registration statement to be filed under Rule 485(b) with effectiveness designated for December 21, 2010.

Prospectus

1. Comment
Add the Fund’s NASDAQ symbols to the front cover.

Response
The requested disclosure will be made.

2.  Comment
The staff requested that the reference to the Prudential logo and the Rock symbol be removed from the front cover and moved to a later section in the prospectus.

Response
We respectfully decline to move this information from the front cover of the prospectus. The Instruction to Item 1 of Form N-1A permits additional information on the front cover of the prospectus.

3. Comment
In the section entitled “Summary Section--Fund Fees and Expenses,” add a line item related to Acquired Fund fees, if applicable.

Response
Although the Fund may invest in other funds, currently the amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A because the amount of estimated expenses attributable to acquired funds does not exceed 0.01 percent (one basis point) of the Fund’s average net assets.

4.  Comment
Footnote (2) to the “Annual Fund Operating Expenses” table reads,

(2) The Manager has contractually agreed through December 31, 2011 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, interest, brokerage, extraordinary and certain other expenses) of each class of shares to 1.35% of the Fund's average daily net assets. Separately, the Distributor has contractually agreed through December 31, 2011 to limit the Fund's Class A distribution and service (12b-1) fees to 0.25% of the Fund's Class A average daily net assets.

 The Staff requested disclosure be added with examples of “certain other expenses.”

Response
Disclosure will be made that certain other expenses include “taxes, interest and brokerage commissions.”

5.  Comment
Under “Investments, Risks and Performance – Principal Investment Strategies,” it is stated that, “The Fund seeks to achieve its objective by investing in investments whose price will increase over time and which will pay the Fund dividends and other income.”   The staff requested we elaborate regarding “other income.”

Response
The text will be revised to read, “ . . . which will pay the Fund dividends and other income, such as capital gains distributions.”

6.  Comment
Under “Investments, Risks and Performance – Principal Investment Strategies,” it is stated that, “The Fund normally invests at least 80% of its investable assets (net assets plus any borrowings made for investment purposes) in equity-related securities of real estate companies operating in the United States, principally real estate investment trusts (REITs) and other real estate securities.”   The staff requested we elaborate regarding “equity-related.”

Response
The text will be revised to detail that equity-related securities may include common stock, convertible securities, nonconvertible preferred stock, American Depositary Receipts (ADRs), warrants and other rights that can be exercised to obtain stock.

7.  Comment
Under “Investments, Risks and Performance – Principal Risks of Investing in the Fund – Real Estate Investment Trust (REIT) Risk,” add disclosure that investments in REITs may result in layering of management fees paid by investors in the Fund.

Response
The requested disclosure will be made.

8.  Comment
Under “How the Fund Invests – Investment Objective and Policies,” it is stated that:

“ The Fund considers a real estate company operating in the United States to be a real estate company (i) that is organized in the United States, (ii) for which at least 50% of its actual or anticipated revenues or profits are generated in, its assets are located in, or its services or products are provided or sold in, the United States or (iii) which trades principally in a U.S. market.”

The staff requested additional disclosure that if the real estate company is classified as either (i) or (iii), it could have material exposure to foreign markets.

Response
Responsive disclosure will be made that if the real estate company is classified as either (i) or (iii), it could have material exposure to foreign markets and could be subject to greater volatility and price declines.

9.  Comment
Under “How the Fund Invests – Investment Objective and Policies,” it is stated that:

“Convertible securities and fixed income securities purchased by the Fund must be rated "B" or better at the time of purchase by a nationally recognized rating service. Lower rated fixed income and convertible securities have speculative characteristics.”

The staff requested clarification that lower-rated securities are those rated less than BBB, and that the Fund will limit its lower-rated investments to securities rated BB or B.

Response
The requested disclosure will be made.

10.  Comment
The staff requested we look at the recent proxy voting disclosure requirements (Rel. No. 33-9089).

Response
Responsive disclosure has already been made in the statement of additional information (SAI) of various Prudential funds under the caption “Information About Board Members and Officers - Leadership Structure and Qualifications of Board of Directors.”

11.  Comment
The staff requested we look at the staff’s July 30, 2010 letter addressed to the Investment Company Institute regarding derivative disclosure.

Response
We have again reviewed the staff’s letter and our disclosure.

Statement of Additional Information  (SAI)

1.   Comment
The preliminary SAI filed by the Amendment applies only to the Fund and not also to Registrant’s existing series, Prudential Global Real Estate Fund.  The staff questioned why the SAI applies to the Fund, only.

Response
The Prudential mutual funds have a combined SAI for all series within any single registered investment company (RIC).   We find this to be both efficient and cost effective.   Registrant’s existing series, Prudential Global Real Estate Fund (fiscal year-end March 31st) has a current SAI dated May 27, 2010.   The preliminary SAI filed by the Amendment, and the final SAI to be effective December 21, 2010, apply only to the Fund and do not change or replace the SAI dated May 27, 2010 for Prudential Global Real Estate Fund.  Registrant will file another Rule 485(b) post-effective amendment in late May 2011 that will update the prospectus for both the Fund and Prudential Global Real Estate Fund to fiscal year-end March 31, 2011.

2. Comment
Under “Investment Restrictions,”  in the last sentence of item #4, it is stated that the US Real Estate Fund will concentrate its investments in the real estate sector.  The staff requested specific disclosure be made that the Fund will invest at least 25% of its total assets, under normal circumstances, in real estate securities, including REITs.

Response
The requested disclosure will be made that, “The Fund will concentrate its investments (i.e., will invest at least 25% of its total assets under normal circumstances) in the real estate sector.”

3. Comment
Under “Management & Advisory Arrangements - PREI® - Compensation,”  it is stated that, “The size of the overall bonus pool available in a given year primarily depends on the financial performance of PREI and the investment performance of our clients' accounts measured against each account's benchmark.”   The staff requested that the benchmark be named, and the length of the period over which account performance against the benchmark is measured be stated.

Response
The disclosure will be clarified to read as follows:

“The size of the overall bonus pool available in a given year primarily depends on the financial performance of PREI and the investment performance of our clients' accounts for the applicable year [emphasis added] measured against each account's benchmark.  The Fund’s benchmark index is the Financial Times Stock Exchange/National Association of Real Estate Investment Trusts (FTSE NAREIT) Equity REITs Index.”

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to Katherine Feld at (973) 367-1495 or Jonathan Shain at (973) 802-6469.

Sincerely,

           /s/ Katherine P. Feld
                                                                           Katherine P. Feld
           Vice President & Corporate Counsel

cc:        Jonathan D. Shain
             Claudia Digiacomo